UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month May 2012

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .                    .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Relevant Event, dated May 24, 2012.	2

RELEVANT EVENT

Pursuant to the provisions of article 82 of the Spanish Securities Market Act (Ley del Mercado de Valores), GRIFOLS, S.A. (the “Company”) informs that at the Ordinary General Shareholders’ Meeting held today’s date, on second call, all the proposals submitted to the shareholders’ approval have been passed. The complete text of the proposals is attached hereto and may also be viewed on the Company’s website (www.grifols.com).

Furthermore, the Company hereby informs that the Board of Directors, at its meeting held on today’s date after the Ordinary General Shareholders’ Meeting, has passed the re-election of the board member Mr. Víctor Grifols Roura as Chairman and Chief Executive Officer of the Company’s Board of Directors.

In Barcelona, on this 24th May 2012

Raimon Grifols Roura
Secretary to the Board of Directors

GRIFOLS, S.A.

PROPOSED RESOLUTIONS TO BE SUBMITTED TO THE GENERAL

SHAREHOLDERS’ MEETING

(23/24 MAY 2012)

First.	Review and approval, as the case may be, of the individual annual accounts and management report, as well as of the proposal for allocation of results relating to fiscal year ended December 31, 2011.

To approve the Company’s, individual annual accounts, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the individual management report, relating to the fiscal year ended December 31, 2011, which show a profit of EUR 167,286.99.

The Company’s individual annual accounts, which correspond with the audited accounts and which will be registered with the Commercial Registry, have been signed by all the members of the Board of Directors, with the exception of Messrs. Steven F. Mayer and W. Brett Ingersol, who attended the accounts preparation meeting by means of conference call.

In accordance with the annual accounts submitted, to approve the following allocation of results:

To legal reserve	EUR	16,728.69
To voluntary reserve	EUR	150,558.30

TOTAL	EUR	167,286.99

Second.	Review and approval, as the case may be, of the consolidated annual accounts and management report relating to fiscal year ended December 31, 2011.

To approve the consolidated annual accounts of the Group, which are composed of the balance sheet, profit and loss account, statement of changes in net equity, cash flow statement and annual report, as well as the management report of the Group, relating to fiscal year ended December 31, 2011.

The consolidated annual accounts, which correspond with the audited accounts and which will be registered with the Commercial Registry, have been signed by all the members of the Board of Directors, with the exception of Messrs. Steven F. Mayer and W. Brett Ingersol, who attended the accounts preparation meeting by means of conference call.

Third.	Review and approval, as the case may be, of the performance of the Board of Directors throughout the fiscal year ended December 31, 2011.

To approve the management of the Board of Directors, at both Company and Group level, throughout the fiscal year ended December 31, 2011.

Fourth.	Re-election of auditors of the individual annual accounts.

To re-elect as auditors of the Company’s individual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number
B-78510153, for the term of one year starting January 1, 2012. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year ended December 31, 2012.

Fifth.	Re-election of auditors of the consolidated annual accounts.

To re-elect as auditors of the Company’s consolidated annual accounts, the company KPMG Auditores, S.L., registered in the Official Registry of Auditors (Registro Oficial de Auditores de Cuentas del Instituto de Contabilidad y Auditoría de Cuentas) under number S0702, with registered office in Madrid, Paseo de la Castellana, nº 95, registered in the Commercial Registry of Madrid, under Volume 11,961, Sheet M-188,007 and provided with Tax Identification Card number B-78510153, for the term of one year starting January 1, 2012. Such appointment will therefore comprise the audit of the annual accounts for the fiscal year ended December 31, 2012.

Sixth.	Re-election of Board Members:

6.1.-	Re-election of Mr. Víctor Grifols Roura To re-elect Mr. Víctor Grifols Roura, whose data are recorded in the Commercial Registry, as director of the Company for a term of five (5) years.

It is herein stated that, according to the Appointments and Remuneration Committee, Mr. Grifols Roura will continue to serve as an “executive director”.

	6.2.-	Re-election of Mr. Juan Ignacio Twose Roura

To re-elect Mr. Juan Ignacio Twose Roura, whose data are recorded in the Commercial Registry, as director of the Company for a term of five (5) years.

It is herein stated that, according to the Appointments and Remuneration Committee, Mr. Twose Roura will continue to serve as an “executive director”.

	6.3.-	Re-election of Mr. Ramón Riera Roca

To re-elect Mr. Ramón Riera Roca, whose data are recorded in the Commercial Registry, as director of the Company for a term of five (5) years.

It is herein stated that, according to the Appointments and Remuneration Committee, Mr. Riera Roca will continue to serve as an “executive director”.

	6.4.-	Re-election of Thorthol Holdings BV

To re-elect Thorthol Holdings BV, whose data are recorded in the Commercial Registry, as director of the Company for a term of five (5) years.

It is herein stated that, according to the Appointments and Remuneration Committee, Thorthol Holdings BV will continue to serve as an “external proprietary director” (consejero dominical).

Seventh.	Approval of the Board Members’ remuneration.

To approve the payment of a total gross annual remuneration of EUR 100,000 for the fiscal year 2012, for each of the members of the Board of Directors acting as an external director, with the exception of those external directors that are rendering paid professional services to the Company or the Group during said fiscal year.

Eighth.	Consultative vote on the Annual Remuneration Report.

Pursuant to the provisions of article 61.ter of the Spanish Securities Market Act (Ley del Mercado de Valores), to submit the Annual Remuneration Report to a consultative vote of the General Shareholders’ Meeting.

Ninth.	Granting of authorities in order to formalize and execute the resolutions passed at the General Shareholders’ Meeting.

To empower all the members of the Board of Directors, as well as the Secretary and Vice Secretary non-members, so that any of them, indistinctively, may formalize in a public deed the resolutions passed at the General Shareholders’ Meeting, with the authorities to amend, correct or interpret their wording based on the oral or written evaluation of the Commercial Registry and to the sole purposes of their registration in the same, being able, as the case may be, to request their partial registration. Said authorization also comprises the granting of all kinds of public or private documents as may be deemed necessary for the implementation, development and formalization of all resolutions passed at the General Shareholders’ Meeting, with no limitation.

* * *

[THIS DOCUMENT CONSTITUTES A TRANSLATION INTO ENGLISH OF THE OFFICIAL

SPANISH VERSION OF THE PROPOSED RESOLUTIONS TO BE SUBMITTED TO

THE GENERAL SHAREHOLDERS’ MEETING. IN CASE OF DISCREPANCIES, THE OFFICIAL

SPANISH VERSION SHALL PREVAIL]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: May 24, 2012